3/27



08001513

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CST Wireless Inc



PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34943 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 3/28/08

File No.
82-34943

AR/S
12-31-07

Consolidated Financial Statements of

Hemisphere GPS

(formerly CSI Wireless Inc.)

Years ended December 31, 2007 and 2006

Hemisphere GPS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Hemisphere GPS Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in the annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.



Cameron Olson
Sr. Vice President & Chief Financial Officer
March 14, 2008
Calgary, Canada



Steven Koles
President & Chief Executive Officer
March 14, 2008
Calgary, Canada



KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hemisphere GPS Inc. (formerly CSI Wireless Inc.) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 4, 2008

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets		
Current assets:		
Cash	$ 13,295,655	$ 11,160,405
Accounts receivable	7,043,919	4,995,204
Deferred commissions	259,816	111,619
Inventories	15,142,719	11,479,139
Prepaid expenses and deposits	629,429	550,530
Current assets of discontinued operations (note 11)	393,661	1,360,735
	36,765,199	29,657,632
Deferred commissions	254,481	246,414
Property and equipment (note 3)	8,102,650	8,507,990
Intangible assets (note 4)	10,775,475	4,332,591
Goodwill	42,733,247	22,961,432
Assets of discontinued operations (note 11)	–	116,380
	$ 98,631,052	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 8,337,366	$ 5,785,501
Deferred revenue	1,587,939	773,527
Current portion of long-term debt (note 5)	–	300,517
Current portion of capital leases (note 6)	101,714	291,057
Notes payable (note 2 (a))	324,060	–
Current liabilities of discontinued operations (note 11)	57,781	974,505
	10,408,860	8,125,107
Deferred revenue	1,696,541	1,672,116
Capital lease obligations (note 6)	–	101,714
Shareholders' equity:		
Share capital (note 7)	113,150,805	104,013,743
Performance warrants (note 7(e))	5,313,101	–
Contributed surplus (note 8)	3,242,308	2,776,468
Warrants (note 7(f))	16,287,380	–
Deficit	(51,467,943)	(50,866,709)
	86,525,651	55,923,502
Commitments (note 13)		
Contingencies (note 15)		
	$ 98,631,052	$ 65,822,439

See accompanying notes to consolidated financial statements.

Approved by the Board:



Paul Cataford, Director



Paul Camwell, Director

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Operations and Deficit

Years ended December 31, 2007 and 2006

	2007	2006
Sales	$ 58,097,654	$ 45,908,060
Cost of sales	30,666,385	27,390,609
	27,431,269	18,517,451
Expenses:		
Research and development	5,280,270	4,741,323
Sales and marketing	9,924,163	9,305,319
General and administrative	5,955,310	5,663,242
Stock-based compensation	666,260	757,142
Amortization	2,408,944	2,509,013
	24,234,947	22,976,039
Income (loss) before undernoted items	3,196,322	(4,458,588)
Loss (gain) on sale of marketable securities	38,809	(1,049,976)
Foreign exchange loss	674,276	642,856
Interest income	(416,783)	(220,984)
Restructuring costs	–	1,043,000
Legal fees on settlement of lawsuit (note 15 (ii))	3,195,946	266,342
Loss from continuing operations	(295,926)	(5,139,826)
Loss from discontinued operations (note 11)	(305,308)	(14,746,737)
Net loss	(601,234)	(19,886,563)
Deficit, beginning of year	(50,866,709)	(30,980,146)
Deficit, end of year	$(51,467,943)	$(50,866,709)
Loss per common share from continuing operations:		
Basic and diluted	$ (0.01)	$ (0.11)
Net loss per common share:		
Basic and diluted	$ (0.01)	$ (0.43)
Weighted average shares outstanding:		
Basic	46,338,771	46,023,887
Diluted	53,740,919	46,023,887

See accompanying notes to consolidated financial statements.

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from (used in) operating activities:		
Loss from continuing operations	$ (295,926)	$ (5,139,826)
Items not involving cash:		
Amortization	2,408,944	2,509,013
Stock based compensation	666,260	757,142
Unrealized foreign exchange loss	4,037	25,116
Loss (gain) on sale of marketable securities	38,809	(1,049,976)
Cash from (used in) continuing operations	2,822,124	(2,898,531)
Change in non-cash operating working capital:		
Accounts receivable	(2,355,191)	(1,582,795)
Inventories	(3,663,580)	(321,448)
Prepaid expenses and deposits	(78,899)	91
Deferred commissions	(156,264)	(333,561)
Accounts payable and accrued liabilities	2,272,710	2,657,714
Deferred revenue	838,837	2,223,230
	(320,263)	(255,300)
Cash used in discontinued operations (note 11)	(304,073)	(5,263,760)
	(624,336)	(5,519,060)
Cash flows from (used in) financing activities:		
Long-term debt	(300,517)	(508,406)
Capital leases	(291,057)	(300,562)
Issue of share capital, net of issue costs	451,092	414,051
Issue of warrants, net of issue costs	16,287,380	–
Cash used in discontinued operations (note 11)	–	(346,812)
	16,146,898	(741,729)
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(1,052,823)	(4,059,272)
Proceeds from the sale of marketable securities	600,398	7,209,670
Business acquisition (note 2)	(13,100,382)	(959,303)
Cash from discontinued operations (note 11)	165,495	2,634,745
	(13,387,312)	4,825,840
Increase (decrease) in cash position	2,135,250	(1,434,949)
Cash, beginning of year	11,160,405	12,595,354
Cash, end of year	$ 13,295,655	$ 11,160,405
Supplemental disclosure:		
Interest paid	$ 57,077	$ 88,143
Interest received	$ 403,106	$ 343,756

See accompanying notes to consolidated financial statements.

Hemisphere GPS Inc (formerly CSI Wireless Inc.) (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All inter-company transactions have been eliminated upon consolidation.

(b) Revenue recognition:

The Company generates revenue from the sale of equipment and from extended service programs.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from the sale of extended service programs are recorded as deferred revenue at the time that payment is received and are recognized on a pro-rata basis over the extended service period. Commissions paid on extended service program revenues are recorded as deferred charges at the time they are paid, and are expensed on a pro-rata basis over the extended service period.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts. The cost of work in process and finished goods include materials, labor and production overheads. Provisions for obsolete inventory are based on Management's best estimates which consider a variety of factors that may affect the carrying values of inventories. These factors include, but are not limited to, market demand, technology changes and design changes.

(d) Property and equipment:

Property and equipment is recorded at cost. Amortization is provided at the following annual rates:

Assets	Method	Rate
Leasehold improvements	straight-line	4 - 20 years
Computer equipment and software	declining balance	30%
Office, production equipment and vehicles	declining balance	20% - 30%
Licenses and other assets	straight-line	2 - 10 years

Amortization is charged from the date of acquisition of an asset.

1. Significant accounting policies (continued):

(e) Research and development costs:

Ongoing research and development costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants relating to research and development activities were received in the year.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment, no impairment loss has been recognized on goodwill.

(g) Intangible assets:

Intangible assets are carried at cost, with the carrying value of these assets being assessed whenever an event or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization is provided using the straight line method at the following annual rates:

Assets	Rate
Trademarks and brands	20 years
Customer relationships	5 years
Marketing and distribution assets	5 years
Technology	5 years

1. Significant accounting policies (continued):

(h) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the treasury stock method.

(i) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(j) Stock-based compensation plan:

The Company applies the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences - the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is provided.

1. Significant accounting policies (continued):

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Financial instruments and comprehensive income

On January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") regarding the recognition, measurement, disclosure and presentation of financial instruments. Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable Securities have been designated as "held-for-trading", which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to comprehensive income. The new standards require a statement of comprehensive income, if there are items that give rise to comprehensive income or loss. The Company did not identify any such items giving rise to comprehensive income or loss in the year ended December 31, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company also adopted new accounting standards with respect to hedging activities. The adoption of these standards did not have a material impact on the Company's financial statements as the Company does not apply hedge accounting. The Company does utilize forward contracts to hedge certain foreign currency denominated assets and liabilities against fluctuations in foreign currency exchange rates. These contracts are recorded at fair value each reporting period with changes in fair value recorded in net earnings. The Company does not use forward contracts for trading or speculative purposes.

1. Significant accounting policies (continued):

(n) New accounting standards effective January 1, 2008

The Company will adopt new accounting standards relating to inventory and disclosure and presentation of financial instruments. Management does not anticipate that these new standards will have a material impact on the Company's financial statements.

(o) Comparative figures:

Certain comparative information has been reclassified to conform with the current year's presentation.

2. Business acquisitions:

(a) Beeline Technologies Pty Ltd:

On December 20, 2007, the Company, through a wholly-owned subsidiary incorporated in Australia, completed the acquisition of the shares and outstanding securities of Beeline Technologies Pty Ltd. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 332,731
Property and equipment	187,436
Intangible assets	7,206,229
Goodwill	14,458,714
Current liabilities	(279,155)
Notes payable	(320,023)
	$21,585,932

Consideration consisted of:

Cash	$12,158,727
Common shares issued	8,485,550
Transaction costs	941,655
	$21,585,932

(b) Del Norte Technology Inc.:

On January 19, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC, completed the acquisition of the business assets of Del Norte Technology, Inc. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$ 157,659
Current assets	148,379
Property and equipment	95,146
Intangible assets	277,704
Goodwill	566,634
Current liabilities	(128,560)
	$ 1,116,962

Consideration paid consisted of:	
Cash	$ 1,087,674
Transaction costs	29,288
	$ 1,116,962

3. **Property and equipment:**

December 31, 2007	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 3,621,871	$ 496,554	$ 3,125,317
Computer equipment and software	5,686,675	3,383,657	2,303,018
Office and production equipment	6,019,611	3,664,404	2,355,207
Licenses and other assets	628,435	309,327	319,108
	$15,956,592	$ 7,853,942	$ 8,102,650

December 31, 2006	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 3,275,241	$ 277,020	$ 2,998,221
Computer equipment and software	5,336,023	2,656,675	2,679,348
Office and production equipment	5,649,069	3,115,098	2,533,971
Licenses and other assets	514,899	218,449	296,450
	$14,775,232	$ 6,267,242	$ 8,507,990

Included in property and equipment is equipment under capital lease with a cost of $1,436,589 (2006 - $1,436,589), accumulated amortization of $1,048,212 (2006 - $921,219) and a net book value of $388,377 (2006 - $515,370).

4. Intangible assets:

December 31, 2007	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,628,349	$ 336,589	$ 2,291,760
Customer relationships	792,685	3,315	789,370
Marketing and distribution assets	2,395,045	1,286,264	1,108,781
Technology	6,972,838	387,274	6,585,564
	$12,788,917	$ 2,013,442	$10,775,475

December 31, 2006	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,484,224	$ 212,444	$ 2,271,780
Marketing and distribution assets	2,395,044	812,032	1,583,012
Technology	703,420	225,621	477,799
	$ 5,582,688	$ 1,250,097	$ 4,332,591

5. Long-term debt:

	2007	2006
Term debt, repayable in monthly installments of US$37,465 with interest calculated at 6.75%, matured August 2007, was secured by specific computer equipment and software	$ –	$ 300,517
Less: current portion	–	300,517
	$ –	$ –

6. Capital lease obligations:

Estimated lease payments are as follows:

	2007	2006
2007	$ –	$ 307,029
2008	103,651	103,651
Total future minimum capital lease payments	103,651	410,680
Less: interest portion	1,937	17,909
Net minimum lease payments	101,714	392,771
Less: current portion	101,714	291,057
	$ –	$ 101,714

7. Share capital:

(a) Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

(b) Issued:

Issued share capital consists only of common shares, as follows;

	Number of Shares	Amount
Balance, December 31, 2005	45,856,449	$103,463,383
Issued on exercise of stock options	269,167	429,554
Share issue costs	–	(15,503)
Transfer from contributed surplus on exercise of stock options	–	136,309
Balance, December 31, 2006	46,125,616	$104,013,743
Issued on exercise of stock options	248,360	468,066
Share issue costs	–	(16,974)
Issued on business acquisition	2,445,365	8,485,550
Transfer from contributed surplus on exercise of stock options	–	200,420
Balance, December 31, 2007	48,819, 341	$113,150,805

(c) Stock options:

The Company has a stock option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2011.

At December 31, 2007, there were 2,785,468 (2006 - 3,002,631) stock options outstanding. In aggregate, the Company's shareholders have approved the issuance of total stock options with a rolling maximum limit equal to 10% of outstanding common shares.

(c) Stock options (continued):

Changes in the number of options, with their weighted average exercise prices are summarized below:

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	3,002,631	$ 2.17	3,176,165	$ 2.35
Granted	275,000	2.35	1,067,500	1.69
Exercised	(248,360)	1.88	(269,167)	1.60
Forfeited	(243,803)	2.64	(971,867)	2.39
Stock options outstanding, end of year	2,785,468	$ 2.18	3,002,631	$ 2.17
Exercisable at year end	2,134,141	$ 2.20	1,873,961	$ 2.23

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding at December 31, 2007	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable at December 31, 2007	Weighted average exercise price
$1.33 – 2.00	1,686,885	32	$ 1.70	1,328,918	$ 1.70
2.01 – 3.00	735,583	30	2.54	493,703	2.63
3.01 – 3.78	363,000	28	3.64	311,520	3.64
$1.33 – 3.78	2,785,468	31	$ 2.18	2,134,141	$ 2.20

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 103%; risk-free rate of 4.25% to 4.50%; and expected lives of 2.5 years. The weighted average fair value of options granted during the year was $1.43 (2006 - $.88) per option. The Company has recorded $666,842 (2006 - $876,113) as compensation expense, including the amount that was attributable to, and included in, the loss from discontinued operations in 2006.

(e) Under Performance Warrants issued to RHS, Inc. in connection with the Company's April 2005 acquisition of the Outback Business 1,500,028 common shares of the Company are issuable to RHS for no additional consideration based upon cumulative revenue and profitability targets over the 2005, 2006 and 2007 fiscal years. The common shares to be issued have been valued at $3.54 per share and have been accounted for as additional consideration on the acquisition and have been recorded as goodwill.

(f) On December 27, 2007, the Company closed a fully subscribed private placement of 5,555,600 special warrants ("Special Warrants"). The Special Warrants were purchased at a price of $3.15 per Special Warrant for total gross proceeds of $17,500,140. Each Special Warrant will be automatically exercised for common shares on the earlier of: (i) the business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a final prospectus qualifying the distribution of the common shares issuable upon exercise of the Special Warrants; or (ii) 120 days following the closing date.

8. Contributed surplus:

Balance, December 31, 2005	$ 2,036,664
Stock-based compensation expense	876,113
Stock options exercised	(136,309)
Balance, December 31, 2006	2,776,468
Stock-based compensation expense	666,260
Stock options exercised	(200,420)
Balance, December 31, 2007	$ 3,242,308

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 32.12% (2007 – 32.49%) to earnings before income tax as follows:

	2007	2006
Expected income tax (recovery)	$ (95,000)	$ (1,670,000)
Increase (decrease) resulting from:		
Unrecognized future tax assets	(655,000)	3,995,000
Permanent differences	151,000	450,000
Impact of future enacted tax rates and exchange rate	3,015,000	295,000
Impact of foreign jurisdiction tax rates	628,000	(878,000)
Tax recovery of loss on discontinued operations	(98,000)	(2,192,000)
Impact of review and update of prior years' tax filings	(2,946,000)	–
Income tax expense	$ –	$ –

9. Income taxes (continued):

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

		Asset (Liability)	
December 31, 2007	Canada	United States	Total
Net operating losses	$ 2,240,232	$11,097,683	$13,337,915
Research and development tax pools	1,342,953	–	1,342,953
Property and equipment	59,301	596,463	655,764
Share issue costs	304,919	–	304,919
Goodwill	–	(1,151,015)	(1,151,015)
Reserves	88,265	–	88,265
Inventory	–	35,280	35,280
	$ 4,035,670	$ 10,578,411	$14,614,081

		Asset (Liability)	
December 31, 2006	Canada	United States	Total
Net operating losses	$ 313,551	$14,975,785	$15,289,336
Research and development tax pools	826,456	–	826,456
Property and equipment	(134,434)	(137,970)	(272,404)
Share issue costs	386,814	–	386,814
Inventory	–	41,760	41,760
Goodwill	–	(1,271,601)	(1,271,601)
Reserves	108,382	–	108,382
Restructuring costs	–	19,500	19,500
Unrealized foreign exchange loss	–	140,986	140,986
	$ 1,500,769	$ 13,768,460	$15,269,229

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2020	$ 2,731,000
2021	7,009,000
2022 and beyond	18,004,000
	$ 27,744,000
Canada:	
2010	500,000
2014	2,233,000
2015 and beyond	6,228,000
	$ 8,961,000

The Company has unrecognized tax credits totaling $2,200,000 in Canada, and $3,000,000 in the United States relating to its research and development activities.

10. Segmented information:

The Company has identified three operating segments based upon the structure in which management has organized the operations of the Company for making operating decisions, resource allocation decisions and assessing financial performance. The operating segments have been defined primarily by the products, markets, distribution methods and customer composition associated with each segment.

The Company's chief operating decision maker is the President and Chief Executive Officer (CEO). The President and CEO reviews financial information relating to the three operating segments, including revenues and the contribution of the segment to the shared costs of the Company. The operating segments defined by the Company are:

(a) Ground Agriculture – this segment sells products for precision farming and ground-based agricultural applications.

(b) Air - this segment sells precision aerial GPS products for farmers, forestry workers, and firefighters.

(c) Precision Products – this segment sells precision GPS products for non-agricultural markets including marine and geographic information systems applications, among others.

All of the reportable operating segments derive their revenue from the sale of GPS guidance related products. Because of their shared nature, the Company does not allocate goodwill, property and equipment, capital expenditures or related amortization to its operating segments.

	Ground Ag	Air	Precision	Shared	Total
Sales	$ 44,976,378	$ 5,088,178	$ 8,033,098	$ –	$ 58,097,654
Contribution (loss)	$ 11,180,927	$ 1,153,278	$ 1,120,736	$ (13,750,867)	$ (295,926)

Comparable financial information is not available for 2006.

Assets and sales by geographic segment:

	Assets		Sales	
	2007	2006	2007	2006
United States	$ 45,414,000	$ 45,476,000	$ 27,100,000	$ 25,146,000
Canada	52,688,000	20,346,000	14,120,000	11,900,000
Europe	–	–	6,899,000	3,687,000
Australia	529,000	–	2,647,000	1,000,000
Other	–	–	7,332,000	4,175,000

Sales are attributed to geographic segments based on the location of the customer. The net book value of property and equipment located in Canada is $3,022,752 (2006 - $3,178,075), United States is $4,897,752 (2006 - $5,329,915) and Australia is $177,025 (2006 – nil).

11. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC ("Trace"). During the third quarter of 2007, the Company entered an agreement to terminate the agreement with Trace and releasing a deposit of $125 thousand that had been paid by Trace and was being held in escrow.

As a result of the above circumstances, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to the anticipated net proceeds of sale, an impairment of goodwill attributed to the discontinued operations was recorded during the first quarter of 2006 totaling $8,000,000. At December 31, 2007 and 2006 there is no goodwill carried on the balance sheet relating to the discontinued operations.

There are no continuing operational activities associated with the discontinued operations following the divestments of the Asset-Link and Fixed Wireless Telephone product lines, however, Management expects that there will be continuing cash flows related to:

(a) settlement of the remaining assets and liabilities of the discontinued operations, which are expected to be completed during 2008; and

(b) the conclusion of legal matters associated with the discontinued operations, the timing of which is not reasonably determinable.

Divestment of the Fixed Wireless Telephone product line - Proceeds on the disposition of the Fixed Wireless Telephone product line at May 8, 2006 were as follows:

Cash	$ 3,179,005
Accounts receivable	577,102
1,931,745 common shares of Telular Corporation	6,159,692
Less: disposition costs	(431,630)
	$ 9,484,169

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

11. Discontinued operations (continued):

The agreement for the sale of the Fixed Wireless Telephone product line included the provision that the Company may earn additional common shares of Telular Corporation based on the revenues earned by Telular Corporation on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods no later than June 30, 2007. Under the TDMA earnout provision, the Company earned 150,990 additional common shares of Telular Corporation as of December 31, 2006, of a total available of 515,132. These additional proceeds, valued at $639,263, were recorded as additional proceeds on the sale of the product line in 2006. The GSM earnout provision was based on certain GSM fixed wireless telephone sales during the period July 1, 2006 to June 30, 2007 and provided the Company the opportunity to earn up to 643,915 additional common shares. No additional common shares were earned by the Company under the GSM earnout provision.

Divestment of the Asset-Link product line - Proceeds on the disposition of the Asset-Link product line at the time of closing were as follows:

Cash	$	11,530
Promissory Note		103,770
Less: disposition costs		(46,120)
	$	69,180

Under the terms of the divestment, the Company may earn up to US$250,000 based on sales of Asset-Link products by the purchaser.

11. Discontinued operations (continued):

The results of discontinued operations for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Sales	$ –	$ 16,598,370
Cost of sales	–	14,295,672
	–	2,302,698
Expenses:		
Research and development	–	2,375,933
Sales and marketing	–	1,111,372
General and administrative	479,423	4,316,597
Stock-based compensation	–	118,971
Amortization	–	464,871
	479,423	8,387,744
Loss before undernoted items	479,423	6,085,046
Gain on the sale of patents	(165,495)	–
Impairment of property and equipment	116,380	–
Other income	(125,000)	–
Gain on the sale of product lines	–	(383,398)
Severance and wind-down costs	–	1,071,000
Interest income	–	(25,911)
Goodwill impairment	–	8,000,000
Loss from discontinued operations	$ 305,308	$ 14,746,737

Assets and liabilities presented in the consolidated balance sheet are recorded at lower of cost or net realizable value and include the following assets and liabilities of discontinued operations:

	2007	2006
Current assets	$ 393,661	$ 1,360,735
Assets:		
Property and equipment	–	116,380
	393,661	116,380
Current liabilities	(57,781)	(974,505)
	$ 335,880	$ 502,610

11. Discontinued operations (continued):

The cash flows from discontinued operations for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Cash flows from (used in) operating activities:		
Net loss from discontinued operations	$ (305,308)	$(14,746,737)
Items not involving cash:		
Gain on sale of patents	(165,495)	–
Impairment of property and equipment	116,380	–
Amortization	–	464,871
Stock-based compensation	–	118,971
Goodwill impairment	–	8,000,000
Gain on sale of product lines	–	(383,398)
	(354,423)	(6,546,293)
Change in non-cash operating working capital:		
Accounts receivable	967,074	10,073,958
Inventories	–	606,411
Prepaid expenses and deposits	–	140,984
Accounts payable	(916,724)	(9,538,820)
	(304,073)	(5,263,760)
Cash flows used in financing activities:		
Capital lease obligations	–	(346,812)
Cash flows from (used in) investing activities:		
Proceeds on sale of patents	165,495	–
Property and equipment	–	(112,630)
Proceeds on sale of product lines, net	–	2,747,375
	165,495	2,634,745
	$ (138,578)	$ (2,975,827)

12. Financial instruments:

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt and capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it may draw on its operating line of credit or other forms of debt which calculate interest as a function of current lending rates.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars. In addition, the Company is exposed to foreign exchange risk relating to components of working capital that are denominated in US dollars.

13. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2008	$ 886,961
2009	1,172,266
2010	1,129,481
2011	934,144
2012	550,042
Thereafter	1,138,679

Effective July 1, 2006, the Company entered into a five year lease for a building in Hiawatha, Kansas that is being used as the distribution centre for the Company's ground agriculture product line. The building is leased from the City of Hiawatha for annual rent of US$120,000. If the Company meets certain headcount growth thresholds over the term of the lease, the lease payments are forgiven. For the period July 1, 2006 to December 31, 2007, the Company has met the growth thresholds, and the lease payments were forgiven.

13. Commitments (continued):

If the Company has met the growth thresholds at the end of the lease, the Company will have the option to purchase the building for $1. If the Company has not met the thresholds, then the Company will have the option to purchase the building for a range of amounts up to the fair market value of the building at that time. It is uncertain as to whether the growth thresholds will be met at this point in time, accordingly, the Company has accounted for this as an operating lease at December 31, 2007.

14. Related party transactions:

In connection with the acquisition of the Outback Business in 2005, the Company has ongoing transactions with the vendor, RHS, which is a company wholly-owned by a director and former member of the Company's senior management team.

(a) Included in sales is $128,000 (2006 - $234,000) for sales of Outback products to RHS.

(b) At the time of the acquisition, the Company entered into a services agreement with RHS whereby certain of the Company's employees spend a defined percentage of their time providing management and administrative services to RHS and certain RHS employees perform administrative duties for the Company. Included in expenses is an expense recovery of $nil (2006 - $768,000) for amounts charged to RHS under this agreement and $25,000 (2006 - $129,000) of expense related to services provided to the Company by RHS.

(c) At the time of the acquisition, the Company entered into a lease agreement for the use of an office building, furniture and equipment owned by RHS in Hiawatha, Kansas. This lease was terminated in December 2006 when the Company's Hiawatha operations moved into a building leased from the City of Hiawatha. For the current year, $nil (2006 - $123,000) in lease payments are included in expenses relating to this terminated lease.

(d) In 2006, following the termination of the lease for office space in Hiawatha, the Company purchased office equipment, furniture and certain other fixed assets from RHS totaling approximately $150,000.

(e) At the time of the acquisition, the Company entered into a charter services agreement for the charter use of an airplane owned by RHS, and managed by a third party. The charter services agreement was terminated in 2006, and as a result, there were no charter fees paid for use of the airplane in 2007 (2006 - $74,000).

(f) Under the Outback business acquisition agreement, RHS indemnified the Company for a share of the costs associated with certain claims against the Company. In 2007, RHS paid US$1.5 million for its share of costs subject to this indemnity. No amounts remain outstanding relating to this indemnity at December 31, 2007 (2006 - $236,000).

(g) Accounts receivable at December 31, 2007 includes $nil (2006 - $63,000) in amounts due from RHS for product sales and administrative services fees.

(h) As at December 31, 2007, in connection with the purchase of the Outback Business in April 2005, 1,500,028 common shares are issuable to RHS, Inc. in connection with performance warrants issued and related to revenue and profitability targets for the years 2005 to 2007.

14. Related party transactions (continued):

All transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Contingencies:

Legal matters:

The Company is subject to the following claims and lawsuits, the outcome of which are not determinable:

(i) During 2006, the Company was served with a statement of claim from a company who was a former customer of the Company's Telematics product line, which is disclosed as discontinued operations in these financial statements. The Company will vigorously defend its position and has filed a counterclaim against the company. Although the Company believes the lawsuit claiming damages of $35 million is without merit, the loss, if any, is not determinable at this time.

(ii) During 2007, following the dismissal of the associated patent infringement claims by the U.S. District Court, the Company settled an outstanding legal action that had been initiated by a third party in 2002. As a result, all outstanding litigation with the third party has been discontinued and the Company does not expect to incur further legal costs associated with this matter. The Company has reclassified the legal expenses associated with this legal action in the Consolidated Statements of Operations in order to reflect the impact of these costs on past financial results.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

~~File No.~~
82-34943


Hemisphere
GPS

(formerly CSI Wireless Inc.)

Management's Discussion and Analysis

Year ended December 31, 2007

Hemisphere GPS Inc.
(formerly CSI Wireless Inc.)
Management's Discussion and Analysis
Year ended December 31, 2007

The following discussion and analysis is effective as of March 14, 2008 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to Hemisphere GPS Inc.("Hemisphere GPS" or the "Company"), including the Company's Annual Information Form, can be obtained from documents filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

Overview

Hemisphere GPS Inc. was formerly named CSI Wireless Inc. The Company received shareholder approval to change the name of the Company to Hemisphere GPS Inc. at the Special and Annual General Meeting of its shareholders on May 9, 2007. References throughout this document to Hemisphere GPS, Hemisphere, or the "Company" all refer to Hemisphere GPS Inc. and its subsidiaries.

The Company is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. Hemisphere GPS has three primary product lines: ground agriculture products, aerial agriculture products and precision products for non-agriculture markets, including marine and geographic information systems ("GIS").

On December 20, 2007, the Company announced that it had acquired all outstanding shares of Beeline Technologies Pty Ltd. ("BEELINE"), which complemented Ground Ag products in agricultural markets and provided access to new vertical markets.

Prior to 2006, the Company also carried out activities through its Wireless Business Unit, which included two primary product lines: Fixed Wireless Telephones and Telematics products. In early 2006, the Company announced its plans to exit the activities associated with its Wireless Business Unit. During 2006, the Company sold the Fixed Wireless Telephone product line and the Asset-Link Telematics product line. The activities associated with the Wireless Business Unit have been treated as discontinued operations in the financial statements for 2007 as more fully described later in this Management Discussion and Analysis ("MD&A").

Economic and Market Trends

A large portion of the Company's products are utilized in agricultural markets. Conditions in the agricultural markets were generally positive in 2007. The US Department of Agriculture ("USDA") reports that average prices received by US farmers in December 2007 for corn, soybeans, and wheat had increased by 29%, 68%, and 108% respectively compared to the average prices received in December 2006. Increasing prices are believed to have been impacted by lower inventory levels and increasing global demand, in part arising from growing demand for ethanol and other grain-based biofuels. The USDA also reports that farm sector production established a new record in 2007. As a result of higher prices and higher production, the USDA has forecasted 2007 "net farm income" to be US$87.5 billion, up 48% from 2006 and 52% higher than the 10 year average. The USDA projects continued long term growth of net farm income to US$100 billion by 2017.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Agriculture markets in 2006 were impacted by dry weather conditions in certain parts of North America, Australia, Brazil, Africa and China. In addition, higher input costs, particularly relating to fuel, seed, and fertilizer, continued to impact these markets during 2007. The USDA forecasts farm expenses to be 9% higher in 2008.

The Company's revenues and income have been negatively impacted by the strengthening of the Canadian dollar relative to the US dollar since 2003. The average foreign exchange rate for 2007 declined by 5% compared to the average rate for 2006. Similarly the average foreign exchange rate declined relative to the prior year by 6% in 2005 and 7% in each of 2004 and 2003. As a result of these movements, the Company's Canadian dollar revenues, which are substantially all denominated in US dollars, were lower than they would have been had the foreign exchange rate not changed. Further, because a component of the Company's costs are denominated in Canadian dollars, the loss realized in 2007 was lower than it would have been had foreign exchange rates not changed.

Results of Operations

	Years Ended December 31		
(000's)	**2007**	**2006**	**2005**
		(audited)	
Sales	$ 58,098	$ 45,908	$ 32,677
Gross margin	27,431	18,517	13,184
	47.22%	40.30%	40.30%
Expenses			
Research and development	5,280	4,741	3,949
Selling	9,924	9,305	5,832
General and administrative	5,956	5,664	5,181
Stock-based compensation	666	757	769
Amortization	2,409	2,509	1,854
	24,235	22,976	17,585
Earnings (loss) before the undernoted	3,196	(4,459)	(4,401)
Gain on sale of marketable securities	39	(1,050)	–
Foreign exchange loss	674	643	789
Interest income	(417)	(221)	(139)
Restructuring charges	–	1,043	–
Legal fees on settlement of lawsuit	3,196	266	87
Earnings (loss) before income tax	(296)	(5,140)	(5,138)
Loss from discontinued operations	305	14,747	6,900
Net and comprehensive loss	$ (601)	$ (19,887)	$ (12,038)
Earnings (loss) per common share from continuing operations: Basic and diluted	$ (0.01)	$ (0.11)	$ (0.12)
Earnings (loss) per common share: Basic and diluted	$ (0.01)	$ (0.43)	$ (0.29)

	As at December 31		
	2007	2006	2005
Total assets	98,631	65,822	90,189
Long-term debt	–	301	784

Year Ended December 31, 2007 versus Year Ended December 31, 2006

Beeline Acquisition

On December 20, 2007, the Company completed the acquisition of all outstanding common shares of Beeline Technologies Pty Ltd. ("Beeline"). Beeline, based in Brisbane, Australia, was a precision guidance software developer, providing intelligent high-end GPS guidance and auto-steering solutions for agriculture equipment and autonomous control solutions for other machine control applications including the mining and constructions verticals. Total consideration paid was $21.6 million and the operations of Beeline will be integrated into the Ground Agriculture operating segment of the Company. Additional details relating to the acquisition are included in note 2 of the consolidated financial statements.

Del Norte Acquisition

On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). Del Norte was a competitor in the aerial agriculture guidance market with over 20 years of experience in designing and manufacturing specialized GPS products for the aerial guidance market -- primarily crop dusting or aerial spraying. Hemisphere GPS purchased the Del Norte business assets for cash of US$940 thousand. Additional details relating to the acquisition are included in note 2 of the consolidated financial statements.

Discontinued Operations

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. During the third quarter of 2007, the Company terminated the agreement with Trace and received a deposit of $125 thousand that had been paid by Trace and held in escrow.

There are no continuing operational activities associated with the discontinued operations following the divestments of the Asset-Link and Fixed Wireless Telephone product lines, however, Management expects that there will be continuing cash flows related to:

(a) settlement of the remaining assets and liabilities of the discontinued operations, which are expected to be completed during 2008; and

(b) the conclusion of legal matters associated with the discontinued operations, the timing of which is not reasonably determinable.

Continuing Operations

Revenues

For the year ended December 31, 2007, revenues were a record for the Company at $58.1 million, an increase of 27% from $45.9 million in 2006. As revenues are substantially all denominated in US dollars, revenue increases in US dollars have been negatively impacted by the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 5% on average in 2007 and 6% in 2006. In US dollar terms, revenues increased by 32% when compared to 2006.

In 2007, Hemisphere GPS sales were positively impacted by continued strength in agricultural markets which drove stronger sales of ground and air-based agricultural guidance products. Auto-steering products demonstrated continued strong momentum with the Company's eDriveTC™ product now representing the largest revenue-generating product for the Company. In North America, attach rates for auto-steering to GPS guidance product sales are now over 80%, compared to about 50% in 2006.

Sales to non-agriculture markets in the Company's Precision Products segment, including marine and GIS, grew in 2007 following the incorporation of the Company's Crescent™ technology into the its receiver and Vector heading sensor product lines. In addition, revenue growth has arisen from a focus on expanding the Precision Products sales channels around the world which resulted in an increase in global channel dealers by over 25% during 2007.

Revenues from each of the Company's operating segments were as follows in 2007 and 2006:

(000's)	2007	2006
Ground agriculture	$ 44,977	$ 35,104
Air	5,088	3,582
Precision products	8,033	7,222
	$ 58,098	$ 45,908

Gross Margins

The Company reported gross margins of $27.4 million in the year, an increase of 48% relative to gross margins of $18.5 million in 2006. Gross margins, as a percentage of revenue, were 47.2% in 2007 relative to 40.3% in 2006.

The Company focuses substantial efforts on cost reduction through procurement, manufacturing and design initiatives. During 2007, the Company began to realize the benefit of the outsourcing of certain higher volume components of its products to a manufacturing partner in China, with whom Hemisphere GPS has had a strong relationship for several years. Significant cost reductions have been generated from this initiative with several circuit boards, and now certain finished products, being manufactured by this partner for the Company.

Offsetting the cost reductions realized in 2007 was the impact of the weakening of the US dollar and competitive pricing pressures. While revenues and a large portion of the components purchase are denominated in US dollars, the Company manufactures lower volume products in its Calgary manufacturing facility and incurs the related costs in Canadian dollars. As a result of the Canadian dollar denominated component of its cost of sales, the Company estimates that margins were 1.5 to 2.0% lower than they would have been if foreign exchange rates had remained consistent with 2006. Gross margins were also impacted in 2007 by competitive pricing pressures and increases in certain raw material costs during the year.

Expenses and Other

Operating expenses were $24.2 million in 2007, up by 5% from $23.0 million in 2006. On a percentage basis, operating expenses were 42% of revenue in 2007 versus 50% in 2006. Comparing the 27% increase in revenues with the 5% increase in operating expenses demonstrates the scalability and profitability potential of Hemisphere GPS' business model as revenues increase.

Research and Development Expenses

Research and development expenses in 2007 were $5.3 million compared to $4.7 million in 2006 representing an increase of 11%. Prior to the acquisition of Beeline, the Company has targeted research and development costs to be 10% of revenue in order to maintain an appropriate investment level to maintain and expand its portfolio of technology and products. 2007 research and development expenses were 9% of revenue as compared to 10% in 2006. Following the acquisition of Beeline, which included a highly experienced engineering team, the Company now targets its investment in research and development to be 11 to 12% of revenue in 2008.

Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States and Australia also qualify for tax credits and other income tax concessions in certain circumstances.

Selling and General and Administrative Expenses

Sales and marketing expenses were $9.9 million in 2007, up by 7% from $9.3 million in 2006. General and administrative ("G&A") expenses of $6.0 million, prior to the legal expenses discussed below, increased by $0.3 million or 5% from $5.7 million in 2006. While additional expenses result from increased revenue and activity levels, the increase in costs in both categories is moderate relative to revenue growth.

During the third quarter of 2007, Hemisphere GPS was awarded a non-infringement judgment in a patent infringement lawsuit originally initiated by Trimble Navigation Ltd. in 2002. Following this positive decision, a confidential settlement agreement was concluded between Hemisphere GPS and Trimble, whereby all other outstanding patent infringement lawsuits between the companies were dismissed, including the counterclaims filed by Hemisphere GPS. The Company incurred $3.2 million of legal expenses related to this matter in 2007 compared to $266 thousand in 2006. The Company has reclassified the legal expenses associated with the Trimble legal action in the Consolidated Statements of Operations in order to reflect the impact of these costs on current and past financial results.

Amortization Expense

Amortization expense was $2.4 million in 2007, a decrease of $0.1 million or 4% from $2.5 million in 2006.

Gain on Sale of Marketable Securities

During the second quarter of 2007, the Company sold 150,990 common shares of Telular Corporation that it had received in connection with the earn-out provisions included in the agreement under which the Company's Fixed Wireless Telephone business was sold to Telular in the second quarter of 2006. Net proceeds of disposition for the sale were $600 thousand, giving rise to a loss on sale of approximately $39 thousand.

In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line following the expiry of the six month hold period on the shares. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million.

Interest and Foreign Exchange

In 2007, the Company recorded interest income of $417 thousand compared to interest income of $221 thousand in 2006. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt. Interest expense was lower in 2007 as a result of repayment of the outstanding long term debt in early 2007 and declining balances owing on capital leases.

The Company realized a foreign exchange loss of $674 thousand during 2007 compared to a loss of $643 thousand in 2006. This loss relates primarily to the impact of the continued weakening of the US dollar on the translation of US dollar denominated working capital into Canadian dollars. Hedging payments of $2.1 million were received during the year and are netted against the foreign exchange loss.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the Consolidated Statement of Operations and Deficit where a component of the category is denominated in US dollars.

Restructuring Costs

Restructuring costs of $1.0 million were incurred in 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pureplay GPS strategy. There were no restructuring costs in 2007.

Income taxes

For the year ended December 31, 2007, the Company did not record any amounts related to income taxes.

In Canada, at the end of 2007, Hemisphere GPS Inc. has loss carry forwards of $9.0 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $2.2 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

The Company's US operating subsidiaries, Hemisphere GPS LLC and CSI Wireless LLC, file as a combined entity for US federal tax purposes. At December 31, 2007, the Company has cumulative US net operating losses of $27.7 million that can be used to reduce US taxable income in future years, as well as $3.0 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

Discontinued Operations – Wireless Business Unit

The Company recorded a loss from discontinued operations of $0.3 million for the year ended December 31, 2007 compared to a loss of $14.7 million in 2006. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines which were previously operated as the Company's Wireless Business Unit.

Summarized annual results for the discontinued operations are as follows:

(000's)	2007	2006
Sales	$ –	$ 16,598
Gross margin	–	2,303
Operating expenses	479	8,388
Loss before the following	479	6,085
Gain on sale of patents	(165)	–
Impairment of property and equipment	116	–
Other income	(125)	–
Gain on sale of product lines	–	(383)
Severance and wind-down costs	–	1,071
Interest income	–	(26)
Goodwill impairment	–	8,000
Loss from discontinued operations	$ 305	$ 14,747

Revenues from discontinued operations declined from $16.6 million in 2006 to nil in 2007 due to the strategic decision of the Company to exit the Wireless product lines during 2006. Operating expenses declined for the same reason.

2007 operating expenses relate to legal expenses associated with legal matters arising prior to the divestment of the Wireless product lines which have been previously disclosed.

In 2008, the Company has concluded a settlement agreement relating to a lawsuit filed in February 2007 relating to amounts receivable from fixed wireless telephone sales in late 2005 and early 2006. As a result, following the first quarter of 2008, no further legal fees are anticipated relating to this matter.

On October 21, 2006, the Company announced that Longview Advantage, Inc., a former customer of the Telematics product line filed a lawsuit against the Company claiming damages of $35 million. The Company believes that this legal claim is without merit and is aggressively defending its position. A Statement of Defense was filed in March 2007, together with a counter-claim against Longview to recover damages that the Company has incurred in connection with the issues outlined in the legal documents.

During fourth quarter of 2007, the Company completed the sale of patents relating to wireless technology for proceeds of $165 thousand.

Fixed Wireless Telephone Product Line Divestment

On April 24, 2006, the Company announced that it had signed a definitive agreement to sell its Fixed Wireless Telephone ("FWT") product line to Telular Corporation ("Telular") of Vernon Hills, Illinois. The transaction closed on May 8, 2006. Proceeds of disposition related to the sale were as follows:

- $3.2 (US $2.9) million cash on closing, not including $178 thousand paid for working capital;
- $0.6 (US $0.5) million accounts receivable relating to an agreed inventory reserve; and
- $6.2 (US $5.6) million Telular common shares (1,931,745 shares), with a 6 month hold period.

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

Under earnout provisions related to the sale, the Company earned 150,990 additional common shares of Telular Corporation as of December 31, 2006. These additional proceeds, valued at $639,263, were recorded as additional proceeds on the sale of the product line in 2006.

Prior to the divestment of the Fixed Wireless Telephone product line, and in accordance with Canadian generally accepted accounting principles, in the first quarter of 2006 the Company evaluated the carrying value of the assets related to the discontinued operations and recorded an impairment in the goodwill balance of $8 million. At December 31, 2007 and 2006 there is no goodwill carried on the balance sheet relating to the discontinued operations.

Asset-Link Telematics Product Line Divestment

On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. Proceeds for the sale included $12 thousand of cash and a promissory note for $104 thousand.

Location Tag Product Line Divestment

On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC ("Trace"). During the third quarter of 2007, as a result of the inability of Trace to complete the divestment transaction, the Company terminated the agreement with Trace which released a deposit of $125 thousand that had been paid by Trace and was being held in escrow. Due to the termination of agreement with Trace, the Company recorded an impairment loss of fixed assets of in 2007 of $116 thousand.

Severance and Wind-down Costs

In connection with the sale of the Wireless Business Unit product lines, and the wind-down of the activities, the Company incurred severance and other wind-down costs of $1.1 million during 2006. There were no such costs in 2007.

Following the sale of the Asset-Link Telematics product line, operating activities related to the discontinued operations have ceased, apart from legal costs that will be incurred in connection with the legal issues discussed.

Balance Sheet

At the end of 2007 there remain some residual assets and liabilities on the balance sheet related to the discontinued operations. Assets are comprised of accounts receivable and liabilities relate primarily to accrued legal fees.

Earnings

In 2007, the Company incurred a loss from continuing operations of $0.3 million or $0.01 per share (basic and diluted), compared to a loss from continuing operations in 2006 of $5.1 million or $0.11 per share (basic and diluted).

The Company realized a net loss of $0.6 million or $0.01 per common share (basic and diluted) in 2007, compared to a net loss of $19.9 million or $0.43 per share (basic and diluted) in 2006.

Summary of Quarterly Results

(000's)	Mar 31 2006	Jun 30 2006	Sep 30 2006	Dec 31 2006	Mar 31 2007	Jun 30 2007	Sep 30 2007	Dec 31 2007
	For the Quarter Ended							
Sales	$ 15,514	$ 16,907	$ 5,617	$ 7,870	$19,505	$ 15,893	$ 9,474	$ 13,226
Gross margin	6,202	8,379	1,055	2,881	9,662	7,415	4,386	5,968
	40%	50%	19%	37%	50%	47%	46%	45%
Expenses:								
Research and development	1,170	1,227	1,134	1,209	1,266	1,296	1,295	1,422
Sales and marketing	2,819	2,342	1,772	2,372	3092	2,203	1,937	2,692
General and administrative	1,290	1,498	1,191	1,684	1331	1,581	1,349	1,694
Stock-based compensation	143	186	215	213	220	185	131	130
Amortization	587	619	638	666	603	562	584	661
	6,009	5,872	4,950	6,144	6512	5,827	5,296	6,599
Earnings (loss) before undernoted items	193	2,507	(3,895)	(3,263)	3150	1,588	(910)	(631)
Gain (loss) on sale of marketable securities	–	–	–	(1050)	–	39	–	–
Foreign exchange (gain) loss	67	762	(133)	(53)	(46)	273	422	26
Interest income	(16)	(94)	(84)	(27)	(74)	(146)	(105)	(92)
Restructuring costs	–	1,043	–	–	–	–	–	–
Legal fees on settlement of lawsuit	40	34	156	37	634	1,061	1,407	94
Earnings (loss) from continuing operations	102	762	(3,834)	(2,170)	2,636	361	(2,634)	(659)
Income (loss) from discontinued operations	(9,257)	(2,929)	(1,978)	(582)	(105)	(122)	(107)	29
Net earnings (loss)	$ (9,155)	$ (2,167)	$ (5,812)	$ (2,752)	$ 2,531	$ 239	$ (2,741)	$ (630)
Earnings (loss) per common share from continuing operations *:								
Basic and diluted	$ 0.00	$ 0.02	$ (0.08)	$ (0.05)	$ 0.06	$ 0.01	$ (0.06)	$ (0.01)
Net earnings (loss) per common share *:								
Basic and diluted	$ (0.20)	$ (0.05)	$ (0.13)	$ (0.06)	$ 0.05	$ 0.01	$ (0.06)	$ (0.01)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarterly results have varied during the past eight quarters due, in part, to the following factors:

1. A large component of Hemisphere GPS revenues are derived from the North American agricultural markets and have historically been impacted by the seasonality of the agricultural buying season with the first half of the year being the strongest and the second half being the weakest. Management is undertaking initiatives to attempt to mitigate the seasonality of the business, including increasing sales efforts in the Southern Hemisphere which is generally counter-seasonal to the Northern hemisphere agricultural seasons.

2. The Del Norte business assets were acquired in January 2006 and the Beeline business was acquired in December 2007. These acquisitions impacted revenues and expenses after the date of their closing.

Quarter Ended December 31, 2007 versus Quarter Ended December 31, 2006

Continuing Operations – Hemisphere GPS

Revenues

Fourth quarter revenues of $13.2 million were an increase of 68% from revenues of $7.9 million in the fourth quarter of 2006. The Company is well positioned to benefit from the positive conditions in the agricultural markets and saw strong revenue growth in fourth quarter sales of ground and air-based agricultural products. In addition, the Company also saw growth from its precision product line in the fourth quarter. On a regional basis, North American sales delivered growth of 40% (53% in US dollars) compared to the fourth quarter of 2006. Sales from outside of North America delivered higher growth of 165% (179% in US dollars) in the fourth quarter compared to 2006.

Gross Margins

Gross margins in the fourth quarter of 2007 were 45% and $6.0 million, compared to 37% and $2.9 million in the fourth quarter of 2006. Gross margins improved from 2006 as a result of product cost reductions from outsourcing, design and manufacturing initiatives. Offsetting this increase was the impact of the weakening US dollar, which is estimated to have negatively impacted gross margins by approximately 2% when compared to the foreign exchange rate from the fourth quarter of 2006.

Expenses and Other

Operating expenses of $6.6 million in the fourth quarter were up 7% relative to $6.1 million in the fourth quarter of 2006. Increases are modest relative to the increase of 68% in revenues. Increases in sales and marketing and research and development related expenses were the primary drivers of the increase. Research and development expenses increased by 18% relative to 2006 as a result of increased activity. Sales and marketing expenses increased by 14% in the fourth quarter as a result of variable costs associated with revenue, such as commissions and increasing promotional activities.

Gain on Sale of Marketable Securities

In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million. There was no corresponding activity in the fourth quarter of 2007.

Interest and Foreign Exchange

Interest income, net of expense, in the fourth quarter of 2007 was $92 thousand compared to $27 thousand in the same quarter of 2006. The Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt – which was higher in 2006 due to larger balances outstanding.

The Company realized a foreign exchange loss in the fourth quarter of $26 thousand, compared to a foreign exchange gain in the fourth quarter of 2006 of $53 thousand. The fourth quarter loss in 2007 included $17 thousand foreign exchange loss from Beeline.

Discontinued Operations – Wireless Business Unit

The Company recorded no revenue in the fourth quarter of 2007 compared to revenue of $0.2 million due to the divestment of the Fixed Wireless Telephone and Asset-Link Telematics product lines during 2006.

The Company recorded $165 thousand gain on the sale of the wireless technology patents in the fourth quarter of 2007. In the fourth quarter of 2006 the Company recorded a gain on the sale of the Fixed Wireless Telephone product line of $0.6 million from additional shares received from Telular Corporation and discussed earlier in this MD&A. In addition, in 2007, the Company recorded a loss of $0.4 million related to the sale of the Asset-Link Telematics product line during the fourth quarter.

The Company recorded net income from discontinued operations of $29 for the quarter ended December 31, 2007 compared to a loss of $0.6 million in the same quarter of 2006.

Earnings

In the fourth quarter of 2007, the Company incurred a loss from continuing operations of $0.7 million, or $0.01 per share (basic and diluted), compared to a fourth quarter 2006 loss of $2.2 million or $0.05 per share (basic and diluted).

The Company incurred a loss of $.6 million, or $0.01 per share (basic and diluted) in the fourth quarter of 2007, compared to a fourth quarter 2006 loss of $2.8 million or $0.06 per share (basic and diluted).

Liquidity and Capital Resources

Working Capital

The Company held cash at December 31, 2007 of $13.3 million compared to $11.2 million at the end of 2006.

The Company has a bank operating line of credit with a maximum limit of $7 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness. There were no balances drawn against this line of credit at the end of 2007 or 2006.

In connection with the acquisition of Beeline, the Company entered into a non-revolving term loan facility of $8 million with its bank. The full amount of the loan was drawn on closing of the acquisition on December 20, 2007 and repaid on December 27, 2007 following receipt of the proceeds of the special warrants financing.

Accounts receivable at December 31, 2007 was $7.0 million, versus $5.0 million at December 31, 2006. In North America, the Company's Outback product line is generally sold directly to end customers and these sales typically take place with prepayment by cash, credit card or other financing options. Therefore, the accounts receivable balance represents primarily sales of non-Outback product lines, or sales of Outback products outside of North America. The balance has increased at the end of 2007 as a result of increased revenues. During the fourth quarter, the Company collected US$1.5 million included in accounts receivable at September 30, 2007 from RHS, Inc. related to the indemnification of legal expenses for the Trimble Navigation lawsuit discussed previously in this MD&A.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased from $11.5 million at December 31, 2006 to $15.1 million at the end of December 2007. The increase in inventory relates to increased revenue levels. During the last half of 2007, the Company built inventory to a level necessary to support expected demand in the strongest selling season which takes place in the first half of the year.

The Company is focused on optimizing its inventory levels. During December 2006, the Company implemented the second phase of a new ERP system, including the manufacturing planning component. Through this system, the Company expects to achieve improvements in manufacturing and procurement processes that will enable it to reduce relative inventory levels over time. In addition, the Company continued to out-source the manufacturing of certain higher-volume elements of our products, including certain finished goods products, which resulted in cost savings and capacity increases during 2007.

Foreign Exchange Hedging Program

The Company has a foreign currency risk management program in place to mitigate the impact of foreign exchange fluctuations on its US dollar denominated working capital. The Board of Directors has approved the execution of financial instruments with a maximum notional value of US$20 million which have the objective of offsetting the exposure the Company faces by carrying positive US dollar working capital. The Company enters financial instruments which are settled for cash using the Bank of Canada noon day rate as the reference foreign exchange rate. At December 31, 2007, no financial instruments were outstanding relating to this program. In 2007 the Company received hedging payments of $2.1 million which have been recorded in the foreign exchange gain/loss category of the consolidated statement of operations.

Property and Equipment

During 2007, excluding assets acquired in connection with the acquisition of Beeline, the Company invested $1.1 million in property and equipment. The most significant capital addition in 2007 was a renovation and upgrading of the Calgary manufacturing facility to improve the Company's manufacturing efficiency and capacity. In addition, capital additions included information technology-related capital, research equipment and production equipment.

In connection with the acquisition of the Beeline business assets, tangible capital assets were acquired totaling $0.2 million and intangible capital assets were acquired totaling $7.2 million. Tangible assets included office equipment, computer equipment and computer software. Intangible assets included trademarks and brands, customer relationships, and technology.

Goodwill

Goodwill of $14.5 million was recorded arising from the Beeline business acquisition.

Effective December 31, 2007, 1,500,028 common shares became issuable to RHS, Inc. ("RHS") under performance warrants issued to RHS as part of the acquisition of the Outback business assets in April 2005. Additional common shares were payable under the performance warrants based on revenue and profitability for the years 2005 to 2007. The common shares are to be issued following completion of the audit of the consolidated financial statements for 2007, were valued at $3.54 per share and have been accounted for as additional consideration for the acquisition resulting in additional goodwill in the consolidated financial statements.

Share Capital

At March 13, 2008, there were 49,005,087 common shares outstanding.

On December 27, 2007 the Company completed a private placement of 5,555,600 special warrants, issued at a price of $3.15 per special warrant, for total gross proceeds of $17.5 million. Net proceeds were $16.3 million after deducting fees and expenses. The special warrants will be exercised for common shares of the Company following regulatory approval of a prospectus relating to the transaction.

During 2007, 248,360 stock options (2006 – 269,167) were exercised for cash proceeds of $0.5 million (2006 - $0.4 million).

Cash Flow

Continuing operations used $0.3 million of cash in operations in 2007, after consideration of the net change in non-cash operating working capital. During the year, net proceeds of $16.3 million were received from the private placement of Special Warrants and $0.6 million was received from the sale of Telular Corporation shares. Cash outflows during the year included $13.1 million of cash used for the acquisition of Beeline, $1.1 million for the purchase of property and equipment and $0.6 million was used for principal repayments on long-term debt and capital leases. Discontinued operations utilized cash of $0.1 million.

Related Party Transactions

During the year the Company had transactions with RHS, Inc. ("RHS"), from whom the Company acquired the Outback business assets in 2005. RHS is a company wholly-owned by a director and former member of the Company's senior management team. The details, including the business purpose of the transactions, the recorded amounts and the measurement basis used is provided in note 14 of the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to the Company. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.
2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on Management's assessment of the estimated market value of component, work in process, and finished goods inventory.
3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each of its reporting units.
4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2007, valuation allowances are provided for the full amount of future tax assets.
5. The Company accrues reserves for product warranty expenses for the repair or replacement of defective products sold. The warranty reserve is based on an assessment of the historical experience of the Company. If the Company suffers a decrease in the quality in its products, an increase in warranty reserve may be required.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

I. Financial Results

The Company incurred marginal losses during the year ended December 31, 2007 relative to significant losses during the years ended December 31, 2005 and 2006. While 2004 was a profitable year, the Company incurred losses in each of the three years prior to 2004. It is possible that losses will occur in any of the four quarters of 2008 and that a loss could be realized in 2008. The Company may fail to execute on its business plan, and in addition, future revenues, gross margins and expenses are subject to many factors beyond the Company's control. Examples include:

- the liquidity and business plan execution of customers;
- general industry conditions;
- the rate of acceptance of the Company's products;
- new technologies in the marketplace;
- the development and timing of the introduction of new products;

- price and product competition from competitors;
- the product mix of the Company's sales;
- possible delays in manufacturing or shipment of the Company's products;
- possible delays or shortages in component supplies; and
- other risk factors described in this MD&A.

2. *Foreign Currency Valuations*
   Sales of the Company's products are transacted primarily in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing inventory, as well as other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar, as has been the case for the years 2003 to 2007, results in lower revenues and earnings for the Company. As the Company expands with increased global sales, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

   In 2007, the Company entered into derivative financial instruments to manage the foreign currency exposure of US dollar denominated working capital under its board-approved foreign exchange risk management program. Although this program has been implemented, there is no guarantee the Company will not experience foreign exchange gains and losses in future periods.

3. *General Economic and Financial Market Conditions*
   In 2007, the Company faced negative conditions in certain economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2008 performance. The Company's agricultural product sales were affected to some extent by drought conditions certain markets in 2007 and in prior years. This negatively impacted sales of agriculture guidance products. Should negative weather conditions arise in 2008, the Company could be faced with lower-than-expected revenues in the impacted market areas.

4. *Dependence on Key Personnel and Consultants*
   The Company's success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any key officers, employees or consultants could be detrimental to the future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS industry. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

5. *Competition*
   The Company is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS market and better implement technological developments. There is no assurance that the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or increased operating expenses.

6. *Third Party Dependence*
   Many of the Company's products rely on signals from satellites, and other ground support systems, that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System ("GPS") and/or the growth of current

and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

7. *Dependence on New Products*
The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results would be adversely affected.

8. *Intellectual Property*
The industry in which the Company operates has many participants that own, or claim to own, proprietary intellectual property. The Company has received, and may receive, claims from third parties claiming that the Company has infringed on their intellectual property rights. Determination of the rights to intellectual property is very complex, and costly litigation may be required to establish if the Company has violated the intellectual property rights of others. As a result of such claims, the Company could be subject to losses arising from product injunctions, awards for damages and third party litigation costs, requirements to license intellectual property, legal expenses, diversion of Managements' time and attention, and other costs.

9. *Government Regulation*
The Company's products are subject to government regulation in the United States, Canada and other regions in which we operate. Although we believe that we have obtained the necessary approvals for the products that we currently sell, we may not be able to obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

10. *Availability of Key Supplies*
The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

11. *Credit Risk*
The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

12. *Technology Risk*
The Company's success in the GPS markets may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. The Company's products embody complex technology that may not meet those standards, changes and preferences. We may be unable to successfully address these developments on a timely basis or at all. Failure to respond quickly and

cost-effectively to new developments through the development of new products or enhancements to existing products could cause the Company to be unable to recover significant research and development expenses and could reduce our revenue.

13. *Future Acquisitions*

The Company may seek to expand its business and capabilities through the acquisition of compatible technology, products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on favourable terms, or that the acquired operations can be profitably operated or integrated into the Company. In addition, any internally generated growth experienced by the Company could place significant demands on our Management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent Management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, debt financing, or a combination thereof. In such cases, the issuance of Common Shares, Preferred Shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result in, among other things, the encumbrance of certain of our assets, impeding our ability to obtain bank financing, decreasing our liquidity, and adversely affecting our ability to declare and pay dividends to our shareholders.

14. *Proprietary Protection*

The Company's success will depend, in part, on its ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. The Company relies on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. There can be no assurance that the steps taken will prevent misappropriation of its proprietary rights. The Company's competitors also could independently develop technology similar to its technology. Although the Company does not believe that its products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company, or that any such assertions or prosecutions will not materially adversely affect its business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on its business.

15. *Conflicts of Interest*

Certain directors of the Company are engaged and will continue to be engaged in the design, manufacture and marketing of electronic products, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Alberta Business Corporations Act ("ABCA") which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

16. *Product Liability*

The sale and use of the Company's products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

17. *New and Emerging Markets*

Many of the markets for the Company's products are new and emerging. Its success will be significantly affected by the outcome of the development of these new markets.

18. *Physical Facilities*
The Company has facilities at several different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

19. *Legal Risks*
In common with other companies, the Company is subject to legal risks related to operations, contracts, relationships and otherwise under which we may be served with legal claims. Whether or not the claims are legally valid, such claims may result in legal fees, damages, settlement costs and other costs as well as significant time and distraction of Management and employees.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's Management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2007, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its subsidiaries, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

In the fourth quarter of 2006, the Company implemented the second phase of a new ERP system, including the manufacturing resources planning ("MRP") component of the system. The implementation of this phase included revisions to many Company processes related primarily to purchasing, inventory control and manufacturing activities. As a result of the broad impact of this system implementation, the Company believes that these changes have materially affected the Company's internal controls over financial reporting.

In December 2007, the Company completed the acquisition of Beeline Technologies Pty Ltd. In early January, the Company commenced a formal integration project, including the alignment of Beeline policies, processes, systems and internal controls with those of Hemisphere. The integration process is progressing well, but will take time to complete.

We have assessed the design of our internal controls over financial reporting and during this process, we identified certain weaknesses in internal controls over financial reporting which are set out below. The weaknesses in the Company's internal controls over financial reporting discussed below result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of material misstatement, as described more fully below, however, there can be no assurance that the risk can be reduced to less than a remote likelihood of a material misstatement.

Limited Number of Staff: Common with many small companies, internal control deficiencies have been identified within the Company's accounting and finance department as a result of a limited number of staff. Two deficiencies were identified:

1. the Company does not have the personnel with all the technical knowledge to identify and address the complex and non-routine transactions that may arise; and
2. certain duties were not properly segregated due to the limited number of staff.

Management has implemented processes to mitigate the risks arising from these weaknesses, including the transfer of certain incompatible functions to staff who do not have incompatible functions. However, given limited resources, there are circumstances where it was determined that it is not cost effective to fully eliminate incompatible functions. Instead, the Company relies on mitigating processes and controls. Material, complex and non-routine transactions are overseen by members of the senior management team and third-party expert advisors are consulted as needed in connection with the accounting and other implications. Detailed working papers are prepared and regularly reviewed by accounting management. Management reporting is prepared and regularly monthly by the senior management team. On a quarterly basis, consolidated financial statements are reviewed by the Chief Executive Officer, Chief Financial Officer and the Audit Committee of the Board of Directors. In addition, the quarterly financial statements are reviewed by the Company's external auditor.

Management plans to implement further procedures during 2007 to address or mitigate the risks associated with the weaknesses identified. In particular, the Company plans to transfer certain responsibilities from staff with incompatible functions to staff who do not have incompatible functions. As the Company realizes future growth, it also plans to expand the technical competence of the individuals involved in the accounting and finance department.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Hemisphere GPS Inc.

Financial Year Ending, used in calculating the participation fee: December 31, 2007

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 48,819,341
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — X $2.75

Market value of class or series = $134,212,505 ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(B)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] ______(C)

(Repeat for each class or series of corporate debt or preferred shares) ______(D)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) + (C) + (D) = $134,212,505

Total fee payable in accordance with Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.6 of the Rule) — $6,700

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable — N/A
(please include the calculation pursuant to section 2.9 of the Rule)

File No.
82-34943

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Cameron B. Olson, Chief Financial Officer of Hemisphere GPS Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   i. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   ii. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   iii. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 14th day of March, 2008



Cameron B. Olson
Chief Financial Officer

File No. 82-34943

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven Koles, President and Chief Executive Officer of Hemisphere GPS Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   i. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   ii. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   iii. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 14th day of March, 2008



Steven Koles
President and Chief Executive Officer

Hemisphere GPS

PRESS RELEASE

File No.
82-34943

Toronto Stock Exchange Symbol: HEM

www.HemisphereGPS.com

Hemisphere GPS Reports 68% Increase in Q4 Revenues

84% $US growth in business driven by increased adoption and cash flow in Agriculture

Calgary, AB — March 11, 2008— (TSX: HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products, today reported revenue growth of 68% for the fourth quarter of 2007.

For the fourth quarter ended December 31, 2007, Hemisphere GPS reported revenues of $13.2 million, an increase of 68% as compared to $7.9 million in the fourth quarter of 2006. Strong global demand for Hemisphere GPS's guidance and steering products for Precision Agriculture is being driven by increased cash flow in the overall agricultural market space.

Reported revenues were tempered by the foreign exchange impact of a falling US dollar as substantially all revenues are earned in US dollars. Revenue growth on a US dollar basis was 84% for the quarter, illustrating the underlying growth of the business in the quarter year-over-year.

"We had a very strong Q4 across all business unit product portfolios," stated Steven Koles, President & CEO of Hemisphere GPS. "In particular, we experienced very strong demand for our Agriculture products given the robust harvest, strong commodity prices, and 2007 year end tax purchasing."

North American sales delivered healthy growth of 40% (53% in US dollars) compared to the fourth quarter of 2006 as a result of the cash flow impact of stronger grain prices. International sales delivered higher growth of 165% (179% in US dollars) in the fourth quarter compared to 2006.

Hemisphere GPS fourth quarter gross margins strengthened to 45%, year-over-year from 37%. Gross margins improvements are being realized from new products as well as cost reductions from outsourcing, design and manufacturing initiatives. However, gross margins were negatively impacted by the weakening US dollar, reducing the gross margin for the quarter by approximately 2 percentage points when compared to the foreign exchange rate in the fourth quarter of 2006. Total expenses increased by $454 thousand, or 7%, to $6.6 million, compared to the fourth quarter of 2006. This is a modest increase relative to the fourth quarter revenue growth of 68%.

Hemisphere GPS reported a reduced net loss of $630 thousand, or ($0.01) per share, as compared to a loss $2.8 million, or ($0.06) per share for the fourth quarter of 2006.

For the full year ended December 31, 2007, Hemisphere GPS reported record revenues of $58.1 million, 27% higher than $45.9 million in 2006. When measured in US dollars, revenue growth was 32%. Gross margin for the year improved to 47%, from 40% for 2006.

While 2007 revenues increased by 27%, expenses increased by only 5% to $24.2 million from $23.0 million, demonstrating the scalability and profitability potential of Hemisphere GPS' business model under increased revenues.

Hemisphere GPS reported a net loss for the year of $601 thousand, ($0.01) per share, an improvement from a net loss of $19.9 million, or ($0.43) per share, in 2006. The loss in 2006 included a $14.7 million loss from discontinued operations divested during 2006.

At December 31, 2007, Hemisphere GPS held cash of $13.3 million, working capital of $26.4 million and had nominal debt. In December of 2007 the Company completed a private placement of 5,555,600 special warrants, issued at a price of $3.15 per special warrant, for total gross proceeds of $17,500,140.

As of December 31, 2007, 1,500,028 common shares became issuable to RHS, Inc. ("RHS") under performance warrants issued to RHS as part of the acquisition of the Outback business assets in April 2005. Additional common shares are payable under the performance warrants based on revenue and profitability for the years 2005 to 2007. The common shares are to be issued following completion of the audit of the consolidated financial statements for 2007, were valued at $3.54 per share and have been accounted for as additional consideration for the acquisition resulting in additional goodwill in the consolidated financial statements.

Increases in agricultural commodity prices are being driven by high global demand for food and bio-fuels, in a world with low grain inventories. Increased cash receipts for farming operations are enabling increased investment in farm equipment and technologies, such as GPS which improve farming efficiencies and crop yields. Hemisphere GPS derived more than 85% of its revenues from the agricultural sector in 2007. "GPS guidance has now moved to the forefront of farming operations," stated Mr. Koles. "We have seen increased adoption of GPS guidance and auto-steering by farmers wanting to improve yields and lower input costs."

Operational Highlights

- In 2007 Hemisphere GPS was awarded 4 new patents (includes BEELINE patents) and released a total of 12 new products. Today the Company's Outback Guidance product line addresses the market spectrum from the low-cost entry level guidance products for smaller farms, to high-level centimeter accuracy.

- In 2007 Hemisphere GPS introduced a new financing program for its Outback Guidance brand in North America. The program assists customers spread their investment in Outback Guidance products over time, and enables buyers to increase their investments to attain increased guidance accuracy upgraded with the latest auto-steering technologies.

- In early 2008 Hemisphere GPS released the Outback S3, the next generation in Outback Guidance. The S3 is loaded with features and the latest technology and is extremely user friendly, employing a colour touch screen. It is expandable to work with other Outback Guidance products and accessories such as the Outback eDriveTC™ GPS assisted steering system which automatically steers the tractor. Combined with BaselineHD™, Outback S3 and eDriveTC provide centimeter-level accuracy. Outback S3 is also expandable to work with the new Outback AutoMate™, an automatic boom control system that monitors and controls individual sprayer sections to minimize overlaps and skips.

- To complement guidance and visual awareness, auto-steering adoption in Agriculture increased significantly during 2007. The Outback eDriveTC is now the highest revenue producing product for Hemisphere GPS.

- Hemisphere GPS continues to see significant growth outside of North America, accounting for 30% of total sales in 2007. Growth is being generated in Europe, Australia and South America.

- In December of 2007, Hemisphere GPS acquired Australian-based BEELINE Technologies Pty Ltd. ("BEELINE") for US$21 million. BEELINE is a software developer, providing intelligent high-end GPS guidance and auto-steering software for Agriculture equipment as well as autonomous control solutions for other machine control applications including the mining, construction and military market verticals.

"BEELINE's advanced software platform leverages highly accurate "steer-by-wire" technology, which addresses the high-end Precision Agriculture markets, and complements our existing product offerings" stated Steven Koles. "Much of the integration work for BEELINE has now been completed and we are very excited about the synergistic opportunities we can now pursue as a unified team."

The Agricultural sector continues to seek to increase efficient and effective delivery of crop planting, spraying, and harvesting to maximize yield. GPS guidance, visual awareness, and auto-steering assist farmers to precisely map and navigate their fields – enabling straighter rows, no skipped areas and minimal overlap. These products significantly reduce driver fatigue and stress, while saving valuable time, fuel, fertilizer, insecticides and other operating costs – ultimately enabling farmers to recoup their GPS investment very quickly.

Conference Call – Tuesday March 11 at 11:00AM ET (9:00am MT)

A conference call and Web cast for shareholders, analysts and other members of the investment community has been scheduled for Tuesday March 11, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Note: The Company regrets that the question and answer portion of the call will be limited as the Company is in the midst of filing a preliminary prospectus related to the December 2007 financing. As such, the Company is legally restrained from providing any guidance or forward looking financial information at this time. Management will, however, discuss the 2007 financial results and provide non-forward looking operational commentary on the call.

To listen, please dial 1-800-732-9307 approximately 10 minutes before the conference call. A recording of the call will be available through March 18. Please dial 1-877-289-8525 and enter the reservation number 21265300# to listen to the rebroadcast.

A live Web cast of the call will be available on the Hemisphere GPS Web site at http://www.hemispheregps.com. The Web cast will be archived there for later review.

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in Agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance® and BEELINE®, two of the leading brands in precision GPS for Ground Agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, Texas, and Australia. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

For more information, please contact:

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@HemisphereGPS.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

HEMISPHERE GPS INC.

Consolidated Balance Sheets
(unaudited)

December 31, 2007 and 2006

	2007	2006
Assets		
Current assets:		
Cash	$ 13,295,655	$ 11,160,405
Accounts receivable	7,043,919	4,995,204
Deferred commissions	259,816	111,619
Inventories	15,142,719	11,479,139
Prepaid expenses and deposits	629,429	550,530
Current assets of discontinued operations	393,661	1,360,735
	36,765,199	29,657,632
Deferred commissions	254,481	246,414
Property and equipment	8,102,650	8,507,990
Intangible assets	10,775,475	4,332,591
Goodwill	42,733,247	22,961,432
Assets of discontinued operations	–	116,380
	$ 98,631,052	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 8,337,366	$ 5,785,501
Deferred revenue	1,587,939	773,527
Current portion of long-term debt	–	300,517
Current portion of capital leases	101,714	291,057
Notes payable	324,060	–
Current liabilities of discontinued operations	57,781	974,505
	10,408,860	8,125,107
Deferred revenue	1,696,541	1,672,116
Capital lease obligations	–	101,714
Shareholders' equity:		
Share capital	113,150,805	104,013,743
Common shares issuable	5,313,101	–
Contributed surplus	3,242,308	2,776,468
Warrants	16,287,380	–
Deficit	(51,467,943)	(50,866,709)
	86,525,651	55,923,502
	$ 98,631,052	$ 65,822,439

HEMISPHERE GPS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2007	2006	2007	2006
Sales	$ 13,225,779	$ 7,870,073	$ 58,097,654	$ 45,908,060
Cost of sales	7,257,348	4,988,766	30,666,385	27,390,609
	5,968,431	2,881,307	27,431,269	18,517,451
Expenses:				
Research and development	1,422,511	1,209,408	5,280,270	4,741,323
Sales and marketing	2,691,687	2,371,877	9,924,163	9,305,319
General and administrative	1,694,148	1,684,442	5,955,310	5,663,242
Stock-based compensation	130,200	212,857	666,260	757,142
Amortization	660,610	665,576	2,408,944	2,509,013
	6,599,156	6,144,160	24,234,947	22,976,039
Income (loss) before undernoted items	(630,725)	(3,262,853)	3,196,322	(4,458,588)
Loss (gain) on sale of marketable securities	–	(1,049,976)	38,809	(1,049,976)
Foreign exchange (gain) loss	26,040	(52,520)	674,276	642,856
Interest income	(92,084)	(27,203)	(416,783)	(220,984)
Restructuring costs	–	–	–	1,043,000
Legal fees on settlement of lawsuit	94,442	37,080	3,195,946	266,342
Loss from continuing operations	(659,123)	(2,170,234)	(295,926)	(5,139,826)
Income (loss) from discontinued operations	28,656	(582,070)	(305,308)	(14,746,737)
Net loss	(630,467)	(2,752,304)	(601,234)	(19,886,563)
Deficit, beginning of period	(50,837,476)	(48,114,405)	(50,866,709)	(30,980,146)
Deficit, end of period	$(51,467,943)	$(50,866,709)	$(51,467,943)	$(50,866,709)
Loss per common share from continuing operations:				
Basic and diluted	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.11)
Net loss per common share:				
Basic and diluted	$ (0.01)	$ (0.06)	$ (0.01)	$ (0.43)
Weighted average shares outstanding:				
Basic	46,675,269	46,115,873	46,338,771	46,023,887
Diluted	54,318,215	46,115,873	53,740,919	46,023,887

HEMISPHERE GPS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2007	2006	2007	2006
Cash flows from (used in) operating activities:				
Loss from continuing operations	$ (659,123)	$(2,170,234)	$ (295,926)	$(5,139,826)
Items not involving cash:				
Amortization	660,610	665,576	2,408,944	2,509,013
Stock-based compensation	130,200	212,857	666,260	757,142
Unrealized foreign exchange loss	4,037	20,367	4,037	25,116
Loss (gain) on sale of marketable securities	–	(1,049,976)	38,809	(1,049,976)
	135,724	(2,321,410)	2,822,124	(2,898,531)
Change in non-cash operating working capital:				
Accounts receivable	456,847	(1,106,340)	(2,355,191)	(1,582,795)
Inventories	(612,207)	(625,555)	(3,663,580)	(321,448)
Prepaid expenses and deposits	(152,193)	47,881	(78,899)	91
Deferred commissions	642	(56,170)	(156,264)	(333,561)
Accounts payable and accrued liabilities	891,468	1,835,392	2,272,710	2,657,714
Deferred revenue	(2,389)	376,554	838,837	2,223,230
	717,892	(1,849,648)	(320,263)	(255,300)
Cash from (used in) discontinued operations	(224,115)	2,077,595	(304,073)	(5,263,760)
	493,777	227,947	(624,336)	(5,519,060)
Cash flows from (used in) financing activities:				
Long-term debt	–	(126,633)	(300,517)	(508,406)
Capital leases	(94,143)	(88,441)	(291,057)	(300,562)
Issue of share capital	32,738	16,792	451,092	414,051
Issue of warrants	16,287,380	–	16,287,380	–
Cash used in discontinued operations	–	(34,590)	–	(346,812)
	16,225,975	(232,872)	16,146,898	(741,729)
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(113,715)	(2,613,361)	(1,052,823)	(4,059,272)
Proceeds from sale of marketable securities	–	7,209,670	600,398	7,209,670
Business acquisition, net	(13,100,382)	–	(13,100,382)	(959,303)
Cash from discontinued operations	165,495	–	165,495	2,634,745
	(13,048,602)	4,596,309	(13,387,312)	4,825,840
Increase (decrease) in cash position	3,671,150	4,591,384	2,135,250	(1,434,949)
Cash, beginning of period	9,624,505	6,569,021	11,160,405	12,595,354
Cash, end of period	$13,295,655	$11,160,405	$13,295,655	$11,160,405



PRESS RELEASE

For Immediate Release

Hemisphere GPS Introduces Outback S3 Precision Farming Guidance System With Touch Screen

Louisville, KY —February 13, 2008 — (TSX: HEM) Today, Hemisphere GPS introduced Outback S3™ at the National Farm Machinery Show in Louisville, Kentucky. Outback S3 represents the next generation in Outback Guidance® products by Hemisphere GPS. While it combines the most popular features of both the market proven Outback S2™ and the Outback 360™ with the latest developments in Crescent® GPS receiver technology, it doesn't stop there. With a large color touch screen providing constant situational awareness, unparalleled job management capabilities, and backed by the Outback Guidance longstanding commitment to quality and customer satisfaction, Outback S3 takes innovation and performance to a new level.

Outback S3's 8.4" high-resolution touch screen displays clear and easy-to-read job data in real time. It features a variety of easy-to-use guidance patterns and the ability to set multiple guidance lines and return points in a single job. The electronically integrated Outback Steering Guide™ uses GPS data and specific job details to display simple heading direction and provide precision guidance. It also boasts a wide array of job management options, including setting perimeters, dropping mark flags, creating job templates, and recording job specifics such as the type of crop, the wind direction, and temperature. All this information can then be transferred to Field Notes™ PC software via USB thumb drive to generate maps and reports. Although Outback S3 is loaded with features and the latest technology, it is extremely user friendly.

Outback S3 is expandable to work with a variety of other Outback Guidance products and accessories. Outback eDriveTC™ GPS assisted steering system extends the functionality of the Outback S3 by using GPS technology to automatically steer the tractor, resulting in more uniform treatments and less waste. Combined with BaselineHD™, Outback S3 and eDriveTC provide centimeter-level accuracy, which is essential for precision applications. Outback S3 is also expandable to work with Outback AutoMate™, an automatic boom control system that monitors and controls individual sprayer sections to minimize overlaps and skips.

"Hemisphere GPS is excited to introduce the Outback S3 to the precision farming market, "said Dean Ryerson, Senior Vice President and Chief of Agriculture of Hemisphere GPS. "The superior functionality and expandability of the Outback S3 offers our customers incredible savings and return on investment; not just in terms of input costs, but in decreased operator fatigue and increased productivity." Hemisphere GPS will begin shipping Outback S3 in March 2008. It comes with a 1-year standard manufacturer's warranty, and an exclusive 3-year Extended Service Program (ESP) is also offered. It will be available through Outback Guidance Centers and through select Hemisphere GPS distributors worldwide.

Please visit Hemisphere GPS' Outback Guidance booth in the South Wing B at the National Farm Machinery Show, today through February 16th in Louisville, Kentucky. The latest Outback Guidance products will be on display, and information will be available on soon to be released products.

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance® and BEELINE®, two of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, Texas, and Australia. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Jeff Farrar
Channel Marketing Manager, Ground Agriculture
Hemisphere GPS
Phone: (785) 742-5131
E-mail: JFarrar@hemispheregps.com
www.outbackguidance.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com



PRESS RELEASE

Hemisphere GPS Appoints New VP Engineering

Calgary, Alberta – January 14, 2008 - Hemisphere GPS (TSX: HEM), a designer and manufacturer of advanced GPS products, today announced the appointment of Jim Chinnick as the Company's new Vice President of Engineering.

With more than 36 years of experience, Mr. Chinnick joins Hemisphere GPS with a distinguished background, including executive engineering and management roles at WaveRider Communications, Harris Corporation (Wireless Access Division), NovAtel Communications, Nortel, and Foundation Electronic Instruments. Mr. Chinnick brings significant technical depth in communications and satellite technology and product development. He has a Bachelor of Science degree in Engineering Physics, and Masters of Science in Electrical Engineering (Communications).

Jim was recruited for his engineering strengths, but also for his demonstrated leadership experience in business, process, and planning," said Steve Koles, president and CEO of Hemisphere GPS. "Jim will play a key role in the direction of our technology and expanding product lines as we go through this current growth phase and address new markets. I am pleased to officially welcome Jim to the team."

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:
Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943



PRESS RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

For Immediate Release

Hemisphere GPS Announces Closing of $17.5M Bought Deal Financing

Calgary, AB —December 27, 2007 — (TSX: HEM) Hemisphere GPS Inc., a leading designer and manufacturer of advanced GPS products is pleased to announce that it closed the previously announced bought-deal private placement of 5,555,600 special warrants ("Special Warrants") issued at a price of $3.15 per Special Warrant for total gross proceeds of $17,500,140. Canaccord Adams led the underwriting syndicate, which also included Wellington West Capital Markets Inc., Haywood Securities Inc., Paradigm Capital Inc., PI Financial Corp. and Research Capital Corporation.

Each Special Warrant will be automatically exercised for common shares on the earlier of: (i) the business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a final prospectus qualifying the distribution of the common shares issuable upon exercise of the Special Warrants (the "Qualification Date"); and (ii) 120 days following the closing date. Proceeds from the private placement will be used in part to pay down bank facilities utilized to fund a portion of the cash proceeds for the recent acquisition by Hemisphere GPS of the securities of BEELINE Technologies Pty Ltd. The balance of the proceeds will be used for general corporate purposes.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this press release.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Special Warrants have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance® and BEELINE®, two of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, Texas, and Brisbane. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Steven Koles
President and Chief Executive Officer
Hemisphere GPS
403-259-3311
Skoles@HemisphereGPS.com

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@HemisphereGPS.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS Completes Acquisition of BEELINE

Calgary, AB —December 24, 2007 —Hemisphere GPS (TSX: HEM), a designer and manufacturer of advanced GPS products, announced today that it has completed the acquisition of all of the outstanding shares and ongoing operations of BEELINE Technologies Pty Ltd. ("BEELINE"). An overview of the BEELINE transaction can be found in Hemisphere GPS's press release dated December 10, 2007.

At closing, Hemisphere GPS issued to BEELINE shareholders consideration of 2,445,365 million common shares of Hemisphere GPS and cash consideration of US$12.5 million.

Haywood Securities Inc. acted as financial advisor for Hemisphere GPS on the transaction.

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

For more information, please contact:
Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com


Hemisphere
GPS

PRESS RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

For Immediate Release

Hemisphere GPS Announces $17.5M Bought Deal Financing

Calgary, AB —December 12, 2007 — (TSX: HEM) Hemisphere GPS Inc., a leading designer and manufacturer of advanced GPS products has entered into an agreement with a syndicate of underwriters led by Canaccord Adams for a "bought-deal", underwritten private placement financing of special warrants for gross proceeds of $17,500,140 ("Private Placement").

Pursuant to the Private Placement, Hemisphere GPS will issue 5,555,600 Special Warrants at a price of $3.15 per Special Warrant. Each Special Warrant will entitle the holder to receive, without payment of further consideration, one common share in the capital of Hemisphere GPS. The offering may include the sale of up to $2.5 million of common shares of Hemisphere GPS to be issued to shareholders of BEELINE Technologies Pty Ltd. (the "Beeline Shareholders") in connection with the securities purchase agreement announced by Hemisphere GPS on December 10, 2007 and pursuant to Beeline Shareholders existing participation rights.

The Special Warrants will be automatically exercised for common shares on the earlier of: (i) the business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a final prospectus qualifying the distribution of the common shares issuable upon exercise of the Special Warrants (the "Qualification Date"); and (ii) 120 days following the closing date.

Closing of the Private Placement is subject to a number of conditions, including receipt of approval of the Toronto Stock Exchange. The net proceeds from the Private Placement will be utilized to fund working capital. Hemisphere GPS expects that the offering will close on or about December 31, 2007.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this press release.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

About Hemisphere GPS

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Steven Koles
President and Chief Executive Officer
Hemisphere GPS
403-259-3311
Skoles@HemisphereGPS.com

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@HemisphereGPS.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS to Acquire BEELINE Technologies

Secures OEM partnership with AGCO
Adds new market verticals

Calgary, AB —December 10, 2007 —Hemisphere GPS (TSX: HEM), a designer and manufacturer of advanced GPS products, has entered into a definitive agreement with BEELINE Technologies Pty Ltd. under which Hemisphere GPS has agreed to acquire all of the outstanding shares and ongoing operations of BEELINE for total consideration of US$21 million.

BEELINE, based in Brisbane, Australia, is a private, precision guidance software developer, providing intelligent high-end GPS guidance and auto-steering solutions for agriculture equipment and autonomous control solutions for other machine control applications including the mining, construction and military market verticals. For more than a decade, BEELINE's experienced teams have worked with original equipment manufacturers (OEMs) and technology organizations to deliver flexible, leading-edge technology solutions for ground-based vehicles worldwide. Historically, a GPS applications provider, BEELINE recently transitioned its business strategy to focus exclusively on its advanced software platform which leverages highly accurate "steer-by-wire" automatic vehicle steering. This acquisition enables Hemisphere GPS to accelerate the evolution of its leading auto-steering products from hydraulic-based steering to electronic vehicle control which accesses the vehicle electronic systems using the industry standard Controller Area Network (CAN) interface protocol.

BEELINE has approximately 30 employees, of which 20 are engineers focused on research and software development. The Company's new software business model has transitioned BEELINE to profitability. For its fiscal year ended June 30, 2007, BEELINE's revenues were approximately US$5.2 million with earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately US$2.3 million, prior to costs which are not expected to continue following the acquisition including executive costs, board of directors costs and adjustments related to the carrying value of BEELINE's long-term liabilities under Australian GAAP. BEELINE's software-based business is expected to be immediately accretive to Hemisphere GPS.

"BEELINE's high-end solutions round out our product offerings, with the addition of end-user application-specific solutions for the high-end precision agriculture markets," stated Steven Koles, president and CEO of Hemisphere GPS. "BEELINE's leading software solution will be integrated with Hemisphere GPS' leading Outback® products and our Crescent® and Eclipse™ technologies, allowing us to address the entire market spectrum - from entry level guidance to highly accurate auto-steering. The addition of BEELINE aligns with our goal of being the world's premiere supplier of GPS guidance and auto-steering products for agriculture."

"Hemisphere GPS was selected from a number of potential partners for BEELINE," said Peter Williams, CEO of BEELINE Technologies. "Hemisphere GPS is the clear market leader in precision agriculture and their reputation, brand recognition and distribution network are second to none in this market space. We hold the leadership team in high regard and have common vision and corporate culture."

More than ever, the agricultural sector seeks to increase efficient and effective delivery of crop planting and yield. GPS guidance and auto-steering assist farmers to precisely map and navigate their fields – enabling straighter rows, no skipped areas and minimal overlap. These products significantly reduce driver fatigue and stress, while patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS, go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Steven Koles
Chief Executive Officer
Hemisphere GPS
Phone: 403-259-3311
E-mail: SKoles@hemispheregps.com

Cameron Olson
Chief Financial Officer
Hemisphere GPS
Phone: 403-259-3311
E-mail: COlson@hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS Awarded Two New GPS Technology Patents

Calgary, AB —November 26, 2007 — (TSX: HEM) Hemisphere GPS, a leading designer and manufacturer of advanced GPS products proudly announces that it was recently awarded two new patents for innovative technology.

The *Method and System for Synchronizing Multiple Tracking Devices for a Geo-Location System* patent (U.S. Patent No. 7,292,186) enables more robust and cost effective heading by using a single processor to compute heading from multiple GPS receivers. Hemisphere GPS's *Attitude Determination Exploiting Geometry Constraints* patent (U.S. Patent No. 7,292,185) increases the speed and reliability of Real-Time Kinematic (RTK) solutions for multiple antennas at known distances from each other. The entire system can be moving or stationary while computing the RTK solutions.

Hemisphere GPS customers are already reaping the benefits of the technological advances recognized by these patents. These newly patented techniques are currently part of the Company's successful Crescent® Vector GPS technology and the recently announced Eclipse™ dual-frequency OEM board. This Crescent technology is key to the superior performance of Hemisphere GPS' Vector™ products including the V100 series, the VS100 series, and OEM derivatives. Vector products function like a GPS compass and deliver greater precision than traditional heading solutions such as gyrocompasses and fluxgate compasses. The V100 and VS100 series products are specifically designed for marine navigation, hydrographic applications, and antenna pointing applications.

These software based patents are key components of the leading edge Crescent and Vector GPS technologies, and allow Hemisphere GPS to offer high accuracy and performance to its customers at extremely competitive prices.

"We are very pleased to be awarded these new patents," says Dr. Michael Whitehead, Chief Scientist of Hemisphere GPS. "Our commitment to providing our customers with the most benefit and greatest value in application specific solutions doesn't allow us to produce "one size fits all" products. These patents are further evidence of our dedication to bring innovative technology and optimized solutions to the marketplace."

About Hemisphere GPS
Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

John Bohlke
Director of Product Marketing
Hemisphere GPS
Phone: (480) 348-9919 x 106
E-mail: JBohlke@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS Offers XF100™ with Superior Accuracy for Handheld Mapping

Calgary, AB —November 19, 2007 — (TSX: HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products announced that their Crescent® GPS technology is now available for handheld mapping. Hemisphere GPS' new XF100 series DGPS receivers for ruggedized handheld computers provides an integrated solution for the collection of position data with superior accuracy over other handheld solutions. Specifically designed to work with the popular TDS Recon™ and the Juniper Archer Field PC™ models, Hemisphere GPS XF100 series is ideal for entry-level surveying and professional GIS applications such as mapping utility infrastructures or municipality assets.

The XF100 series boasts a rugged and maintenance-free smart antenna and Compact Flash adapter that stands up to field use. It includes SBAS (WAAS, EGNOS, MSAS, etc.) differential support capable of providing sub-meter positioning accuracy, and Hemisphere GPS' exclusive COAST™ technology that maintains accuracy during temporary loss of differential signal. An optional external antenna is available for additional accuracy and allows for more precise antenna placement. The XF100 series is designed for low power consumption, so it conserves the handheld unit's battery power. It is extremely simple to use - just connect the handheld computer and go.

Utilizing the integrated Crescent GPS receiver, the XF100 series delivers the performance required for precise positioning applications such as GIS mapping. Crescent receiver technology provides higher update rates, improved raw measurements, more memory, and greater processor capacity, creating an exceptionally robust and affordable DGPS solution. Its more accurate code phase measurement and superior multi-path rejection translates into an extremely accurate and stable receiver. In addition, the fast start up and reacquisition times allow users to power up and get right to work.

"The survey and GIS mapping markets are growing globally with the continuing demand for rugged GPS data collection devices," said Steven Koles, President and CEO of Hemisphere GPS. "Many mapping companies already have equipped their people with handheld data collection. Our XF100 series leverages the capital investment these mapping companies have already made, and enhances the effectiveness of their employees in the field."

About Hemisphere GPS
Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

Recon is a trademark of Tripod Data Systems and Archer is a trademark of Juniper Systems.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

John Bohlke
Director of Product Marketing
Hemisphere GPS
Phone: (480) 348-9919 x 106
E-mail: JBohlke@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com

END